Crosstex Energy, L.P.
2501 Cedar Springs, Suite 100
Dallas, Texas 75201
December 6, 2005
VIA EDGAR AND FACSIMILE (202) 772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Carmen Moncada-Terry Division of Corporation Finance

Re:	Crosstex Energy, L.P. Registration Statement on Form S-3 (Registration No. 333- 128282)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Crosstex Energy, L.P. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 11:00 a.m., Washington D.C. time, on Thursday, December 8, 2005, or as soon as practicable thereafter.
     The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any questions or comments with respect to this request to our counsel, Baker Botts L.L.P., as follows: Doug Rayburn, Baker Botts L.L.P., 2001 Ross Avenue, Dallas, Texas 75201 (ph: 214/953-6634; fax: 214/661-4634).

Very truly yours,

Crosstex Energy, L.P.

By:	Crosstex Energy GP, L.P. its General Partner
By:	Crosstex Energy GP, L.L.C. its General Partner

By:	/s/ Gysle Shellum

Name: Title:	Gysle Shellum Vice President Finance